July 24, 2018


James J. Judge
Chief Executive Officer
Eversource Energy
300 Cadwell Drive
Springfield, Massachusetts 01104

       Re:    Connecticut Water Service Inc.
              Soliciting Materials Filed July 13, 2018
              PRRN 14A filed July 18, 2018
              Response Dated June 18, 2018
              Filed by Eversource Energy
              File No. 000-08084

Dear Mr. Judge:

       We have reviewed your July 18, 2018 response to our comment letter and your amended proxy statement, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

PRRN14A Filed July 18, 2018

   1. Refer to comment 1 in our June 21, 2018 comment letter. As previously requested, where you tout the superior value afforded by your proposal to acquire CTWS, please disclose the fact that the terms of any acquisition of CTWS by Eversource, should one occur, have not yet been finalized and are subject to further discussion and negotiation.
      See for example, the disclosure at the bottom of page I of the revised proxy statement, where you favorably compare the value afforded by your proposal to the SJW merger.

   2. We note your response to comment 2 in our June 21, 2018 comment letter, and your revised disclosure that "as a result of these measures, none of the more than 50 potential bidders who were contacted by CTWS's financial advisor as part of the go-shop process submitted a proposal or indication of interest." Please remove statements that these other potential bidders failed to submit bids based on CTWS' decision not to eliminate or
 James J. Judge
Eversource Energy
July 24, 2018
Page 2

       reduce the termination fee and its decision to agree to extend the tail period from 12 to 15 months. It is inappropriate for you to speculate on the motivations of third parties.

    3. Please clarify your disclosure that your financial advisor "noted its confusion over number valuations provided by CTWS's financial advisor" by identifying the source of
       "confusion" and explaining the same in detail.

    4. Refer to comment 3 in our June 21, 2018 letter and comment 1 in our May 24, 2018 letter, and your responses. We continue to believe it important to disclose that there may be a cap on the amount of cash or stock of Eversource CTWS shareholders could elect in any acquisition by Eversource. In this regard, we note the repeated references throughout your revised proxy statement to your proposal as "superior" and a "superior alternative"
       to SJW's "all-stock" merger. In this context, we believe it is important to note that the terms of any acquisition by Eversource are not known at this time, which means that references to a cash/stock election feature of any proposal must note that either form of consideration may be capped. Please revise to address, where such comparisons appear throughout the proxy statement.

Additional Soliciting Materials filed July 13, 2018

    5. We note your disclosure that "Eversource's proposal far exceeds the $61.86 per share offered by San Jose Water." Considering that SJW's offer is an all-stock offer, in future solicitations, please refrain from implying that SJW's offer is a cash offer, and provide a date at which you measured the value of the SJW offer.

    6. See our comment above. As requested in our comment letter dated June 21, 2018, where you disclose that Eversource's proposal provide superior value, please disclose the fact that the terms of any acquisition by Eversource have not been determined and that the final consideration to be received in such a transaction if it occurs at all is subject to further negotiation and discussion. In this regard, it is our understanding that your offer is non-binding at this time.

    7. Please provide support for your statement that "San Jose Water's inferior proposal . . .
       would require an extensive regulatory review process in . . . California" or state in the future that it may require regulatory review, considering California has not made a determination as to whether the transaction is subject to CPUC review.

    8. The opinions and beliefs of your management must be clearly characterized as such. In future solicitations, please clearly characterize statements about the SJW/CTWS merger closing, such as "trading prices currently in the market certainly imply the expectation that your transaction with San Jose water will not close," as management's opinion or belief.
 James J. Judge
Eversource Energy
July 24, 2018
Page 3

       Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Mara Ransom,
Assistant Director, Office of Consumer Products, at (202) 551-3720, or me at
(202) 551- 3263
with any other questions.


                                                          Sincerely,

                                                          /s/ Christina Chalk

                                                          Christina Chalk
                                                          Senior Special
Counsel
                                                          Office of Mergers and
Acquisitions



cc:    Marko S. Zatylny, Esq. (via email)